UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Air Products and Chemicals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009158106

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009158106	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 009158106	13D	Page 3 of 11

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 009158106	13D	Page 4 of 11

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%(3)
14	TYPE OF REPORTING PERSON IA

(3)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 009158106	13D	Page 5 of 11

1	NAME OF REPORTING PERSON PS V GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,604
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 278,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(4)
14	TYPE OF REPORTING PERSON OO

(4)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 009158106	13D	Page 6 of 11

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(5)
14	TYPE OF REPORTING PERSON IN

(5)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	SCHEDULE 13D	Page 7 of 11

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $1 per share (the “Common Stock”), of Air Products and Chemicals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501.

As of July 31, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 20,545,284 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a) , (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”);

(iii)	Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”);

(iv)	PS V GP, LLC, a Delaware limited liability company (“PSV GP”); and

(v)	William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management, Pershing Square GP, and PSV GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of July 31, 2013, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c)

Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds.

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

Pershing Square GP’s principal business is to serve as the sole general partner of Pershing Square, L.P., a Delaware limited partnership (“PS”) and Pershing Square II, L.P., a Delaware limited partnership (“PS II”).

PSV GP’s principal business is to serve as the sole general partner of PS V, L.P., a Delaware limited partnership (together with its wholly owned subsidiary PS V1, LLC, a Delaware limited liability company, “PSV”) and PS V Mini-Master, L.P., a Cayman Islands exempted limited partnership (together with its wholly owned subsidiary PS V2, LLC, a Delaware limited liability company, “PSV M-M”).

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square, the managing member of each of PS Management and Pershing Square GP, and Member of PSV GP.

(d) , (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 009158106	SCHEDULE 13D	Page 8 of 11

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pershing Square advises the accounts of PS, PS II, Pershing Square International, Ltd., a Cayman Islands exempted company (together with its wholly-owned subsidiary PSRH, Inc., a Cayman Islands exempted company, “Pershing Square International”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), PSV, PSV M-M, PS V International, Ltd., a Cayman Islands exempted company formed for the purpose of investing all or substantially all of its assets in PSV M-M (“PSV International”), Pershing Square Holdco VIII, LLC, a Delaware limited liability company (“Holdco VIII”), Pershing Square Holdco VIIIA, LLC, a Delaware limited liability company (“Holdco VIIIA”), Pershing Square Holdco VIIIB, LLC, a Delaware limited liability company (“Holdco VIIIB”), Pershing Square Holdco VIIIC, LLC, a Delaware limited liability company (“Holdco VIIIC”), Pershing Square Holdco VIIID, LLC, a Delaware limited liability company (“Holdco VIIID”), Pershing Square Holdco VIIIE, LLC, a Delaware limited liability company (“Holdco VIIIE”), and Pershing Square Holdco VIIIF, LLC, a Delaware limited liability company (“Holdco VIIIF”) (collectively PS, PS II, Pershing Square International, PSH, PSV, PSV M-M, PSV International, Holdco VIII, Holdco VIIIA, Holdco VIIIB, Holdco VIIIC, Holdco VIIID, Holdco VIIIE, and Holdco VIIIF, the “Pershing Square Funds”). Pershing Square purchased for the accounts of the Pershing Square Funds an aggregate of 20,545,284 shares of the Common Stock for total consideration (including brokerage commissions) of $2,032,074,148. The source of funding for such transactions was derived from the respective capital of the Pershing Square Funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the board of directors, other stockholders and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, there were 209,645,754 shares of the Common Stock outstanding as of June 30, 2013.

Based on the foregoing, the 20,545,284 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.8% of the shares of the Common Stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 642,483 shares of the Common Stock held for the account of PS and the 12,096 shares of Common Stock held for the account of PS II. As the general partner of PSV and PSV M-M, PSV GP may be deemed to have the shared power to vote or to direct the vote of (and the shared

CUSIP NO. 009158106	SCHEDULE 13D	Page 9 of 11

power to dispose or direct the disposition of) the 278,604 shares of Common Stock held for the account of PSV M-M. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square, managing member of each of PS Management, Pershing Square GP, and member of PSV GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options, if any, that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held for the accounts managed by Pershing Square may be delivered to such accounts.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

PSV GP is the general partner of each of PSV and PSV M-M pursuant to the Amended and Restated Limited Partnership Agreement of PS V, L.P., dated July 15, 2013 (the “PSV Partnership Agreement”) and the Amended and Restated Exempted Limited Partnership Agreement of PSV M-M, dated July 15, 2013 (together with the PSV Partnership Agreement, the “PSV Partnership Agreements”), respectively. Pursuant to the PSV Partnership Agreements, PSV GP has shared voting and dispositive power over the shares of Common Stock held by each of PSV and PSV M-M and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the shares of Common Stock. The foregoing description of the PSV Partnership Agreements is a summary only and is qualified in its entirety by reference to the PSV Partnership Agreements.

The Pershing Square Funds may, from time to time, enter into and dispose of cash-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of any securities held by any of the limited partners or investors in the Pershing Square Funds.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, PS V GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

CUSIP NO. 009158106	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS V GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, PS V GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.